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                                                              EXHIBIT (a)(1)(xi)


   Text of E-mail dated July 2, 2002, to CNET's employees who are residents of
      Australia, informing them of the availability of the option exchange documentation on CNET's intranet

From: Sharon Le Duy
To: Employees-Australia
Subject: Option Exchange

I am pleased to inform you that the information regarding the option exchange is now available on offline at http://offline.cnet.com/HumanResources/Benefits/StockOption/optionsexchange.
html.

You will note that the Offer to Exchange Plan states that the option exchange could not be made available to employees who are residents of Australia until we had filed a supplemental disclosure document with the Australian Securities and Investments Commission. After further consultation with our Australian advisers, we determined that no such filing is necessary at this time.

In the next couple of weeks, local management and HR will be holding employee information sessions explaining the stock exchange program in greater detail including the process and deadlines for exchanging old grants under this program. In the meantime, please review the document on Offline so that you come to the meetings prepared. If you have any questions prior to the meetings please feel free to address them to myself or any of the other contact people identified on the offline option exchange page.

Thank you!